EXHIBIT 2.2

Agreement To Terminate
the Software License Agreement
By and Among Innofone.com, Inc. and Semotus Solutions, Inc.

THIS AGREEMENT (the “Termination Agreement”) is made as of April 30, 2008 (the “Effective Date”) by and between Semotus Solutions, Inc.  (“Licensor” or “Semotus”) and Innofone.com, Incorporated (“Customer” or “Innofone”).

WHEREAS, a software license agreement was executed on July 23, 2007 by and among Semotus and Innofone (the “License”); and

WHEREAS, Semotus and Innofone desire to terminate the License and return to Innofone all of the Innofone restricted common stock issued to Semotus under the License.

Unless otherwise indicated, terms used herein that are defined in the License shall have the same meanings herein as in the License.

NOW, THEREFORE, in consideration of the foregoing recitals and the covenants, conditions, representations, warranties and other terms set forth in this Termination Agreement, the Parties agree as follows:

1.  The License is hereby terminated.   Innofone shall promptly remove all Licensed Software from all memory locations, return all copies of the Licensed Software and Documentation to LICENSOR, and execute and deliver to LICENSOR a certificate stating that all copies of the Licensed Software have been removed and returned or destroyed.

2.  Semotus shall promptly return and deliver 46,625,000 shares of Innofone restricted common stock to Innofone, to the following address:

Innofone.com, Inc.
1431 Ocean Ave., #1500
Santa Monica, CA 90401
Attn: General Counsel

Each party has read, understands and agrees to the terms and conditions of this Termination Agreement.

Accepted by

Semotus Solutions, Inc	Innofone.com, Incorporated
By: /s/ Anthony LaPine	By: /s/ Alex Lightman
Name: Anthony LaPine	Name: Alex Lightman
Title: CEO	Title: CEO